EXHIBIT 4.5

Amendment Number 2

AMENDMENT NUMBER 2

TO

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

WHEREAS, Telephone and Data Systems, Inc., a Delaware corporation (the “Company”), has heretofore adopted and maintains a profit sharing plan with a cash or deferred arrangement for the benefit of its employees and employees of adopting employers designated the “Telephone and Data Systems, Inc. Tax-Deferred Savings Plan” (the “Plan”); and

WHEREAS, the Company desires to amend the Plan in order to comply with the requirements of the Heroes Earnings Assistance and Relief Tax Act of 2008 (“HEART Act”), the Final Regulations relating to automatic contribution arrangements under Section 401(k) of the Internal Revenue Code of 1986, as amended, and certain provisions of the Pension Protection Act of 2006.

NOW, THEREFORE, pursuant to the power of amendment contained in Section 14.1 of the Plan, the Plan is hereby amended to read as follows:

1.                                      Effective January 1, 2010, the first sentence in the definition of “Compensation” in paragraph (12) of Article 2 is amended to read as follows:

(12)  Compensation.  Except as otherwise provided in Sections 7.9 and 15.2, all wages within the meaning of Section 3401(a) of the Code (for purposes of income tax withholding at the source) paid to an Employee by an Employer, but determined without regard to any rules that limit the remuneration included in wages based on the nature of location of the employment or the services performed, reduced by all reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation and welfare benefits and increased by all elective contributions that are made by an Employer on behalf of its Employees that are not includible in gross income under Sections 125, 132(f), 402(e)(3), 402(h) and 403(b) of the Code.

2.                                      Effective January 1, 2010, the second sentence of Section 3.1 is amended to read as follows:

Any other Eligible Employee shall become a Participant on the later to occur of (i) his thirtieth day of continuous employment by an Employer or (ii) the day on which he attains his twenty-first birthday.

3.                                      Effective January 1, 2010, the first sentence of Section 3.2(b) is amended to read as follows:

(b)                                 Deemed Participation Election  Each Eligible Employee who has become a Participant pursuant to Section 3.1, but who has neither elected to commence Before-Tax Contributions or Designated Roth Contributions pursuant to Section 3.2(a) nor has affirmatively elected not to make such Contributions in accordance with the procedures established by the Plan Administrator shall be automatically enrolled in the Plan as of the date he becomes a Participant under Section 3.1 and shall be deemed to have elected Before-Tax Contributions in accordance with Section 4.2(a).

4.                                      Effective January 1, 2007, Section 8.1 of the Plan shall be amended by adding the following sentence at the end thereof:

For purposes of this Section 8.1, a Participant who dies on or after January 1, 2007 while performing qualified military service (as defined in Section 414(u) of the Code) shall be deemed to have terminated employment due to death while in the employ of an Employer.

5.                                      Effective January 1, 2008, paragraph (ii) of Section 8.7(b) is amended by inserting immediately following the phrase “described in Section 408(b) of the Code,” the following phrase:

a Roth individual retirement account described in Section 408A(b) of the Code (provided however, that for transfers occurring before January 1, 2010 to a Roth account the eligible Distributee meets the requirements of Section 408A(c)(3)(B) of the Code),

6.                                      Effective January 1, 2010, paragraph (i) of Section 8.10(d) is amended by adding the following language at the end of such paragraph immediately following the word “Plan”:

, or if the Participant has made no election under the Plan and is participating under the automatic enrollment provisions of Section 3.2(b), contributions shall automatically continue in accordance with the applicable Qualified Percentage of Compensation, including any percentage increase for a new Plan Year, as if no suspension pursuant to this Section had occurred.

7.                                      Effective January 1, 2009, Article 8 is amended by adding the following new Section 8.12:

Section 8.12.  Active Military Distributions.  During any period that a Participant is performing service in the uniformed services (as defined in Section 3401(h)(2)(A) of the Code) while on active duty for more than 30 days, such Participant may request a distribution of all or any portion of such Participant’s vested Accounts under the Plan.  If a Participant receives such a distribution, the Participant shall be prohibited from making Before-Tax Contributions and Designated Roth Contributions under the Plan for six months beginning as soon as practicable following the date of the distribution.  If the Participant has made an affirmative election with respect to elective contributions pursuant to Sections 3.2(a), Before-Tax Contributions and/or Designated Roth Contributions shall resume beginning as soon as practicable following the end of the six-month period at the rate most recently elected by the Participant.  If the Participant has made no election under the Plan and is participating under the automatic enrollment provisions of Sections 3.2(b), Before-Tax Contributions shall resume beginning as soon as practicable following the end of the six-month period in accordance with the applicable Qualified Percentage of Compensation, including any percentage increase for a new Plan Year, as if no suspension pursuant to this Section had occurred.

8.                                      Effective January 1, 2010, Section 9.1 is amended to read as follows:

Section 9.1.  Change of Employment Status to Eligible Employee.  If a person who is not a Participant becomes an Eligible Employee because of a change in his employment status, such person shall become a

Participant upon the later of (i) the date of the person’s thirtieth day of continuous employment by an Employer following such change in employment status or (ii) the date of the person’s twenty-first birthday.

9.                                      Effective January 1, 2010, Section 9.3 is amended to read as follows:

Section 9.3.  Reemployment of an Eligible Employee Whose Employment Terminated Prior to His Becoming a Participant.  If an Eligible Employee whose employment with an Employer was terminated prior to his becoming a Participant is reemployed by an Employer, he shall become a Participant upon the later of (i) the date of the Employee’s thirtieth day of continuous employment by an Employer following the date of the reemployment or (ii) the date of such Employee’s twenty-first birthday.

10.                               Effective January 1, 2010, the first sentence of Section 9.4 is deleted and the following sentences are inserted in lieu thereof:

Section 9.4.  Reemployment of a Terminated Participant.  If a Participant whose employment with an Employer was terminated is reemployed, he may make an affirmative Participant election in accordance with Section 3.2(a) which will apply to the first payroll period administratively practicable after the Participant’s thirtieth day of continuous employment by an Employer following his reemployment.  If a reemployed Participant neither elects to commence Before-Tax Contributions or Designated Roth Contributions pursuant to Section 3.2(a) nor affirmatively elects not to make such Contributions in accordance with the procedures established by the Plan Administrator, he shall be automatically enrolled in the Plan in accordance with Sections 3.2(b) as of his thirtieth day of continuous employment by an Employer following the date of his reemployment.  If the reemployed Participant had been participating in the Plan under the automatic enrollment arrangement of Section 3.2(b) immediately prior to his termination and is automatically enrolled again following his reemployment, Before-Tax Contributions shall resume in accordance with the applicable Qualified Percentage of Compensation, including any percentage increases for intervening Plan Years, based on the date the Participant was first automatically enrolled in the Plan; provided, however, that if the reemployed Participant had most recently not been employed by an Employer for a period that included one or more complete Plan Years, he shall be deemed to have been automatically enrolled in the Plan for the first time and shall begin Before-Tax Contributions at the first level of 3% of Compensation, subject to increases in future Plan Years as applicable for the Qualified Percentage of Compensation.

11.                               Effective January 1, 2010, Article 13 of the Plan is amended by adding the following new Sections 13.9 and 13.10:

13.9                        Statute of Limitations for Actions under the Plan.  Except for actions to which the statute of limitations prescribed by Section 413 of ERISA applies, (a) no legal or equitable action under Section 502 of ERISA may be commenced later than one year after the claimant receives a final decision from the Committee in response to the claimant’s request for reconsideration of the denied claim pursuant to Section 10.2 of the Plan (or, if later, one year after the effective date of this provision, which is January 1, 2010) and (b) no other legal or equitable action involving the plan may be commenced later than two years from the time the person bringing an action knew, or had reason to know, of the circumstances giving rise to the action (or, if later, two years after the effective date of this provision, which is January 1, 2010).  This provision shall not bar the plan or its fiduciaries from (i) recovering overpayments of benefits or other amounts incorrectly paid to any person under the plan at any time or (ii) bringing any legal or equitable action against any party.  Furthermore, no legal or equitable action under Section 502 of ERISA may be commenced prior to exhaustion of the process described in Section 10.2 of the Plan.

13.10                 Forum for Legal Action under the Plan.  Any legal action involving the plan that is brought by any participant, beneficiary or other person shall be litigated in the federal courts located in the Northern District of Illinois and no other federal or state court.

IN WITNESS WHEREOF,  the Company has caused this Amendment Number 2 to the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan to be adopted this 12th day of October, 2009.

TELEPHONE AND DATA SYSTEMS, INC.

By:	/s/ LeRoy T. Carlson, Jr
LeRoy T. Carlson, Jr.
President and Chief Executive Officer

By:	/s/ C. Theodore Herbert
C. Theodore Herbert
Vice President Human Resources